Thompson Hine LLP

June 4, 2021

Mr. Kenneth Ellington

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Review of Form N-CSR of The Berkshire Fund (the “Trust”)

(File No. 811-08043)

Dear Mr. Ellington:

This letter provides the Trust’s response to the comment of the staff of the Securities and Exchange Commission that you provided on May 28, 2021. The comment addressed the Form N-CSR filing for the Berkshire Focus Fund (the “Fund”).

1.	Comment: The Fund expense structure appears to be arranged in a unitary fee structure whereby the adviser is obligated to pay service providers on behalf of the Fund. Supplementally describe if the adviser is current with all service providers. Additionally, describe if the agreements filed with the commission contain provisions whereby the Fund is contractually obligated to pay such service providers.

Response: The adviser is current on all payments to the Fund’s service providers.

Except for the distribution agreement with Arbor Court, the agreements filed with the commission obligate the Fund to pay the service providers. The adviser (not the Fund) is obligated to pay Arbor Court.

Additionally, under the administration agreement (section 3), the adviser assumes and pays all ordinary expenses of the Fund not assumed by the Fund, including the fees and expenses of the service providers other than the distributor (see subsection k).

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If you have any questions or additional comments, please call the undersigned at (513) 352.6546.

Sincerely,

/s/ Donald S. Mendelsohn

Donald S. Mendelsohn